787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 14, 2021

VIA EDGAR

Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Proxy Materials on Schedule 14A for the

Funds listed on Appendix A hereto (collectively, the “Funds”)

Dear Ms. O’Neal:

On behalf of each Fund, this letter responds to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone regarding the preliminary proxy materials filed on August 5, 2021 by (i) BlackRock Allocation Target Shares, BlackRock Bond Fund, Inc., BlackRock FundsSM , BlackRock Funds IV, BlackRock Funds V, BlackRock Funds VI, BlackRock Long-Horizon Equity Fund, BlackRock Strategic Global Bond Fund, Inc., Managed Account Series II, Master Bond LLC and Master Investment Portfolio II (the “Retail Funds Preliminary Proxy Materials”) and (ii) BlackRock Variable Series Funds II, Inc. (the “Insurance Fund Preliminary Proxy Materials”). On August 13, 2021, the Staff provided comments regarding the Retail Funds Preliminary Proxy Materials and the Insurance Fund Preliminary Proxy Materials.

On September 2, 2021, each Fund other than BlackRock Variable Series Funds II, Inc. filed preliminary proxy materials that were revised to include BlackRock Balanced Capital Fund, Inc. (the “Revised Retail Funds Preliminary Proxy Materials”). On September 9, 2021, Mr. John Grzeskiewicz indicated via telephone that the Staff did not have any comments to the Revised Retail Funds Preliminary Proxy Materials.

The Staff’s comments to the Retail Funds Preliminary Proxy Materials and Insurance Fund Preliminary Proxy Materials are summarized below in italicized text. We have discussed the Staff’s comments with representatives of the Funds. Each Fund’s responses to the applicable

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON     LONDON     LOS ANGELES     MILAN     NEW YORK     PALO ALTO     PARIS     ROME     SAN FRANCISCO     WASHINGTON

September 14, 2021

comments of the Staff are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Funds. Unless otherwise indicated, defined terms used herein have the meanings set forth in the applicable preliminary proxy materials.

Retail Funds Preliminary Proxy Materials and Insurance Fund Preliminary Proxy Materials

Comment No. 1:	Please confirm that all applicable disclosure required by Item 22 of Schedule 14A is provided in each applicable set of preliminary proxy materials.

Response:	The Funds confirm that all applicable disclosure required by Item 22 of Schedule 14A is disclosed.

Comment No. 2:	Please provide the Staff with proxy cards in draft form prior to filing the definitive proxy materials.

Response:	The Funds provided the proxy cards to the Staff in draft form via email on September 2, 2021.

Retail Funds Preliminary Proxy Materials

Comment No. 3:	Please clarify to the Staff why BlackRock Total Return Fund is the only series voting on the proposed amendments to the bylaws of BlackRock Bond Fund, Inc. discussed in the Retail Funds Preliminary Proxy Materials.

Response:	BlackRock Total Return Fund is the sole series of BlackRock Bond Fund, Inc. as of the Record Date. Accordingly, shareholders of BlackRock Total Return Fund are the only shareholders entitled to vote on the proposed amendments to the bylaws of BlackRock Bond Fund, Inc.

Comment No. 4:	The Retail Funds Preliminary Proxy Materials include disclosure stating that BlackRock Advisors, LLC and the Board of Trustees of BlackRock Long-Horizon Equity Fund believe that BlackRock Long-Horizon Equity Fund’s current diversification classification is “inconsistent with certain changes to such Fund’s name, investment objective, investment process and principal investment strategies as approved by the Long-Horizon Equity Fund Board.” Please provide an explanation supplementally as to why the diversified status of such Fund is inconsistent with the Fund’s new name, investment objective, investment process and principal investment strategies.

Response:	As part of the proposed changes to BlackRock Long-Horizon Equity Fund’s name, investment objective, investment process and principal investment strategies, the Fund would seek long-term investment opportunities with low portfolio turnover through a concentrated portfolio of approximately 20-30 equity securities. This is expected to result in a

September 14, 2021

portfolio that does not meet the requirements of a diversified fund, as the Fund anticipates investing more than 25% of its net assets in single issuers that each account for more than 5% of the portfolio. Fund management believes that managing BlackRock Long-Horizon Equity Fund as non-diversified would enable the Fund to fully execute its new investment strategies and process while seeking to achieve its new investment objective.

Comment No. 5:	Please include a brief discussion of the increased risk of non-diversified status for BlackRock Long-Horizon Equity Fund in the “Questions and Answers” section of the Retail Funds Preliminary Proxy Materials.

Response:	The requested change was made in the Revised Retail Funds Preliminary Proxy Materials and will be reflected in the definitive proxy materials.

Comment No. 6:	Please include a brief discussion of the increased risk of concentration for BlackRock U.S. Mortgage Portfolio in the “Questions and Answers” section of the Retail Funds Preliminary Proxy Materials.

Response:	The requested change was made in the Revised Retail Funds Preliminary Proxy Materials and will be reflected in the definitive proxy materials.

Comment No. 7:	Please provide the Staff with the date on which BlackRock Long-Horizon Equity Fund expects to file a post-effective amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended, reflecting the proposed changes to the Fund’s name, investment objective, investment process and principal investment strategies.

Response:	BlackRock Long-Horizon Equity Fund anticipates submitting a 485(a) filing in mid-September.

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Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Funds.

Respectfully submitted,

/s/ Bissie K. Bonner

Bissie K. Bonner

cc:	Jessica A. Herlihy, BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

Jesse C. Kean, Esq., Sidley Austin LLP

September 14, 2021

Appendix A

BlackRock Allocation Target Shares (File No. 811-21457)

BlackRock Balanced Capital Fund, Inc. (File No. 811-2405)

BlackRock Bond Fund, Inc. (File No. 811-02857)

BlackRock FundsSM (File No. 811-05742)

BlackRock Funds IV (File No. 811-23341)

BlackRock Funds V (File No. 811-23339)

BlackRock Funds VI (File No. 811-23344)

BlackRock Long-Horizon Equity Fund (File No. 811-21759)

BlackRock Strategic Global Bond Fund, Inc. (File No. 811-05603)

BlackRock Variable Series Funds II, Inc. (File No. 811-23346)

Managed Account Series II (File No. 811-23340)

Master Bond LLC (File No. 811-21434)

Master Investment Portfolio II (File No. 811-23343)